Mail Stop 3561

December 2, 2005

William A. Sanger
Chief Executive Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way
Greenwood Village, CO 80111

> **Re:** **Emergency Medical Services Corporation**
> **Emergency Medical Services L.P.**
> **Amendment No. 3 to Form S-1**
> **Filed November 14, 2005**
> **File No. 333-127115**

Dear Mr. Sanger:

     We have reviewed your amended registration statement and your response letters filed as correspondence on November 28, 2005, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 3 to Form S-1

General

1.   We note your responses to prior comment 1 of our November 1, 2005 comment letter, comments 1, 2, 3 and 13 of our September 29, 2005 comment letter and your response to comment 43 of our initial September 2, 2005 comment letter. Although we do not necessarily accept your analysis of the issues presented in those comments, we have decided not to pursue those issues at this time.

Formation of Holding Company, page 26

2.   We note your proposed revisions in response to prior comment 7. Please further revise the diagram of the post-offering ownership structure to present <u>only one</u> box or other shape for the Onex entities, to clarify that the same entities own the interests in the limited partnership and the corporation.

Underwriting, page 134

3.   In your response to prior comment 47 of our September 2, 2005 comment letter, you indicate that the certain of the underwriters have contracted with Yahoo! NetRoadshow to conduct an Internet roadshow. We remind you that, effective December 1, 2005, the electronic road show no-action letters for registered public offerings have been rescinded and the use of electronic road shows will only be subject to the conditions of Rule 433, to the extent applicable. See Section III.D.3.b.iii.(D).(2) of Securities Act Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf. Please confirm your understanding in your next response letter.

Exchange Offer Prospectus

Tax Consequences of the Exchange, page 14

4.   Please tell us whether you will be receiving an opinion from counsel as to the tax-free nature of the exchange and filing the opinion as an exhibit. If not, please tell us why a tax opinion would not be required under Item 601(b)(8) of Regulation S-K.

Item 17. Undertakings, page II-5

5.   In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(5) and 512(a)(6) of Regulation S-K, which were adopted in Securities Offering Reform, Release No. 33-8591.

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        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Kuhn, Staff Accountant, at (202) 551-3308 or Michael Fay, Accounting Branch Chief, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Michael Fay
Accounting Branch Chief